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VIA EDGAR

May 29, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Pamela Long, Assistant Director

RE:	Innovation Economy Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed May 21, 2015

File No. 333-203238

Dear Ms. Long:

On behalf of Innovation Economy Corporation (the “Company”), we hereby respond to the letter dated May 27, 2015 from you to Mr. Dale Hutchins, President of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of Amendment No. 3 to the Company’s Registration Statement on Form S-1, which amendment was submitted to the Commission as of May 21, 2015 under the Securities Act of 1933 (the “Securities Act”). For your convenience, we have transcribed each of the Staff’s comments below in bold type, and we follow each such comment with the Company’s response in plain type.

Disclosure changes made in response to the Staff’s comments will be made in Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1, to be filed substantially contemporaneously with the submission of this letter.

General

1.	We note your disclosure that if your securities are not approved for listing on NASDAQ that you may in your sole discretion cancel some or all of this offering. Please revise to disclose:
●	how you would decide to cancel only ‘some’ versus “all” of the offering;
●	how you would decide how much of the offering to cancel;
●	whether there is any minimum amount of proceeds that that you expect to retain, even if you cancel a portion of the offering; and
●	if you decide to cancel some of the offering, how you will decide which investors will be excluded from the offering and therefore get a refund of their purchase price, or whether the cancellation will be pro rata.

Response: In Amendment No. 4, we have revised the cover page of the prospectus, page 7 in “Summary – The Offering” and pages 113 and 115 in “Plan of Distribution” to state that if our securities are not approved for listing on NASDAQ, we will cancel the offering, rather than “some or all” of the offering, and that in such case all funds that may have been provided by any investors will be promptly returned. We believe these changes appropriately respond to all of the points raised in this comment, above.

May 29, 2015 U.S. Securities and Exchange Commission Attn: Pamela Long, Assistant Director Re: Innovation Economy Corporation Page 2 of 2

2.	We note your disclosure that your will return escrow funds if you cancel some or all of the offering. According to the Plan of Distribution, only non-US investors will deposit funds to an escrow account. Other investors will deposit funds into a BANQ account and those funds “will not be held in a separate escrow account or otherwise segregated as part of the offering.” Please revise your disclosure to explain how you will refund US investors who have deposited funds into accounts with BANQ, rather than into escrow.

Response: In Amendment No. 4, we have revised pages 113-114 in “Plan of Distribution” to clarify that, if the offering fails to close, in the case of U.S. investors who have deposited funds into accounts with BANQ, no funds will be withdrawn, no securities will be provided, the investor’s indication will not be confirmed and the funds in the investor’s BANQ account will remain available for withdrawal, in accordance with the investor’s account agreement with BANQ.

3.	We note your disclosure that the offering will close on June 25, 2015, 45 days after you commence it. Please update to reflect the correct date that the offering will close.

Response: In Amendment No. 4, we have revised the cover page of the prospectus, page 7 in “Summary – The Offering” and page 113 in “Plan of Distribution” to state that the offering will close “on July 15, 2015, which is approximately 45 days after the date of our final prospectus”. We have also updated “Capitalization” on page 34 to reflect the additional interest that will accrue on the Private Placement Notes as a result of the later closing date and the additional equity securities that the holders of those Notes will receive when those Notes convert immediately after closing, and we have made numerical changes corresponding to the changes reflected in “Capitalization” in other places in the registration statement. Finally, we have made a conforming change on the cover page of the selling security holder prospectus.

* * * * * * * * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing or the Company’s registration statement, please do not hesitate to contact me at any time at (646) 895-7112 (direct), (212) 370-1300 (reception), or (917) 882-2727 (mobile), or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

Cc:	Asia Timmons-Pierce, SEC
Mr. Dale Hutchins, Innovation Economy Corp.